UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number 001-42647

ETORO GROUP LTD.
(Translation of registrant’s name into English)

30 Sheshet Hayamim St., Bnei Brak, Israel 5120261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F ☐

Explanatory Note

On July 3, 2025, eToro Group Ltd. (the “Company”) issued a press release titled “eToro Appoints Former SEC Commissioner Laura Unger and Wix CFO Lior Shemesh as Board Members,” a copy of which is attached as Exhibit 99.1 to this Form 6-K.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-287430). Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated July 3, 2025 titled “eToro Appoints Former SEC Commissioner Laura Unger and Wix CFO Lior Shemesh as Board Members”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETORO GROUP LTD.
(Registrant)

Date: July 3, 2025
	By:	/s/ Jonathan Alexander Assia
		Name:	Jonathan Alexander Assia
		Title:	Chief Executive Officer

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